UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549





                           FORM U-9C-3



              QUARTERLY REPORT PURSUANT TO RULE 58

          For the Quarterly Period Ended March 31, 2000






                       ENTERGY CORPORATION
                    (a Delaware corporation)
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113
                    Telephone (504) 529-5262
_________________________________________________________________
  (Name of registered holding company and address of principal executive offices)

ITEM 1 - ORGANIZATION CHART


  Name of     Energy or                                Percentage
 reporting       gas        Date of       State of      of voting
  company      related    organization  organization   securities   Nature of
               company                                    held      business
Entergy       Energy      May 17, 1995    Delaware       a 100%     Energy
Power         related                                     owned     marketing and
Marketing     business                                 subsidiary   brokering.
Corp. (EPMC)                                           of Entergy
                                                       Corporation

Entergy       Energy      November 3,     Delaware       a 100%     Holding company
Holdings,     related     1997                            owned     investing in
Inc. (EHI)    business                                 subsidiary   miscellaneous
                                                       of Entergy   energy related
                                                       Corporation  companies.

Entergy       Energy      January 28,     Delaware       a 100%     Production,
Thermal, LLC  related     1999                            owned     sale, and
(Entergy      business                                 subsidiary   distribution of
Thermal)                                                 of EHI     thermal energy
                                                                    products.

Entergy       Energy      January 28,     Delaware       a 100%     Energy
Business      related     1999                            owned     management
Solutions,    business                                 subsidiary   services.
LLC (EBS)                                                of EHI

Entergy       Energy      February 25,     Delaware      a 100%     Holding company
Power         related     1999                            owned     investing in
Holdings USA  business                                 subsidiary   qualifying
Corporation                                            of Entergy   facilities.
(EPH)                                                  Corporation

Entergy       Energy      February 25,    Delaware       a 100%     Development and
Power RS      related     1999                            owned     ownership of
Corporation   business                                 subsidiary   qualifying
(EPRS)                                                   of EPH     facilities.


EPMC Activities

      During the quarterly period ended March 31, 2000, EPMC engaged in the business of brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas, and other combustible fuels. These services were provided to electric utilities, power marketers, electric and municipal cooperatives, and various other customers.

EHI Activities

      During the quarterly period ended March 31, 2000, EHI acted as a holding company engaged in investment in energy related companies consistent with Rule 58.

Entergy Thermal Activities

     During the quarterly period ended March 31, 2000, Entergy
Thermal was engaged in the process of designing and constructing a district cooling and heating system in New Orleans, Louisiana.

EBS Activities

     EBS is still in the formative stage of its business, and has generated immaterial revenue from energy management services as of the end of the quarterly period ended March 31, 2000.

EPH Activities

     During the quarterly period ended March 31, 2000, EPH was inactive, but in the future intends to act as a holding company with respect to Entergy's proposed investments in "qualifying facilities" (QFs) under the Public Utility Regulatory Policies Act of 1978 (PURPA).

EPRS Activities

     During the quarterly period ended March 31, 2000, EPRS was inactive, but in the future intends to engage in the development, acquisition and ownership of a 50% interest in RS Cogen LLC. RS Cogen LLC intends to develop, own and operate a 500 MW cogeneration facility in Louisiana which will be a QF under PURPA.



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL
CONTRIBUTIONS


 Company   Type of   Principal                    Person to Collateral Consideration
 issuing   security  amount of   Issue   Cost of    whom      given       received
security    issued   security     or     capital  security    with        for each
                                renewal              was    security      security
                                                   issued

  None       N/A        N/A       N/A      N/A       N/A       N/A        N/A


 Company contributing  Company receiving    Amount of capital
       capital               capital           contribution

         None                None                  N/A

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf
                     of Associated Companies

Reporting  Associate
 company    company     Types of               Indirect             Total
rendering  receiving    services     Direct     costs    Cost of    amount
services   services     rendered      costs    charged   capital    billed
                                     charged
   EHI        EBS     Professional  $(2,724)     -0-       N/A     $(2,724)
                      services and
                      back office
                        support
   EHI      Entergy     Same as     $26,840      -0-       N/A     $26,840
            Thermal      above

   Part II - Transactions Performed by Associated Companies on
                  Behalf of Reporting Companies


 Associate    Reporting
  company      company     Types of                 Indirect              Total
 rendering    receiving    services       Direct     costs   Cost of     amount
  services    services     rendered       costs     charged  capital     billed
                                         charged
  Entergy       EPMC     Professional   $4,633,945    $-0-     N/A     $4,633,945*
Enterprises,             services and
 Inc.(EEI)               back office
                         support.

    EEI          EHI     Same as above. $      215    $-0-     N/A     $      215

    EEI        Entergy   Same as above. $  126,110    $-0-     N/A     $  126,110*
               Thermal

  Entergy      Entergy   Administrative $   95,865    $-0-     N/A     $   95,865
 Operations    Thermal   /Management
 Services,               services.
    Inc.


* Includes Entergy Services, Inc. costs of $414,605 and $3,993 for services rendered indirectly through EEI to EPMC and Entergy
  Thermal, respectively.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
  Total consolidated capitalization as of March 31, 2000    $14,652,861,000    Line 1
  Total capitalization multiplied by 15% (line 1              2,197,929,150    Line 2
    multiplied by 0.15)
  Greater of $50 million or line 2                            2,197,929,150    Line 3

  Total current aggregate investment:
   Energy marketing and brokering (EPMC)                        407,500,000
   Energy related technical and similar services (EHI)           45,305,502
   Development and ownership of QFs (EPH)                             2,000
                                                             --------------
      Total current aggregate investment*                       452,807,502    Line 4
                                                             --------------
Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system (line 3 less line 4)       $1,745,121,648    Line 5
                                                             ==============

* Excludes other investments of $2,500,000 included under Item 5 that are excluded from the calculation of "Aggregate Investment" under rule 58.

ITEM 5 - OTHER INVESTMENTS

 Major line of       Other            Other         Reason for
energy-related   investment in    investment in   difference in
   business       last U-9C-3      this U-9C-3        other
                    report           report         investment
Energy            $2,500,000*      $2,500,000*         N/A
marketing and
brokering
(EPMC)

* EPMC received an order from the Federal Energy Regulatory Commission on October 12, 1995 determining that EPMC was an exempt wholesale generator under Section 32 of the Act. On July 29, 1996, EPMC issued and sold 250 shares of common stock to Entergy Corporation for $2,500,000 pursuant to the financing exemption set forth in Section 32. EPMC withdrew its exempt wholesale generator status on March 24, 1997.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements

     Filed under confidential treatment pursuant to Rule 104(b).

B.  Exhibits

     1. Certificate of filing of Form U-9C-3 for the 4th Quarter of 1999 with interested state commissions and municipal regulator.




                            SIGNATURE


      Pursuant to the requirements of the Public Utility  Holding
Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Entergy Corporation



                                 By: /s/ Nathan E. Langston
                                        Nathan E. Langston
                                     Vice President and Chief
                                        Accounting Officer


Dated:  May 30, 2000